News Release

Sustainable Growth

HARVEST OPERATIONS ANNOUNCES YEAR END 2010 RESERVES

Calgary, Alberta – February 28, 2011 – Harvest Operations Corp. (“Harvest”) (TSX: HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) today announces a summary of its 2010 year end reserves information. Unless otherwise indicated, all reserves stated herein are gross reserves (before royalty burdens and without including royalty interests), based on forecast prices and costs, except where indicated.

HIGHLIGHTS OF HARVEST’S RESERVES:

  Harvest’s gross Proved plus Probable (“P+P”) reserves increased 461% from year end 2009 to 461.3 million barrels of oil equivalent (“mmboe”) including Harvest’s BlackGold oil sands project (“BlackGold”). Gross Proved reserves increased 237% to 237.9 mmboe

  P+P Finding Development and Acquisition (“FD&A”) costs for 2010 are $16.47/boe including future development costs and $3.40/boe excluding future development costs.

  Through successful drilling, optimization and acquisition activities, P+P reserves, excluding BlackGold, increased to 202.1 mmboe (2009 – 199.5 mmboe);

  Excluding BlackGold, Proved Developed Producing reserves continue to represent a high percentage (approximately 83%) of Total Proved reserves while Total Proved reserves represent approximately 71% of Total P+P reserves;

  Excluding BlackGold, P+P reserve life index increased from 10.6 in 2009 to approximately 11.2 years based on average 2010 production of 49,397 boe/d, and

  The net present value (NPV) (before taxes, discounted at 10%) of Harvest’s P+P reserves increased to $4,888.7 million (2009 - $3,826.6 million). The NPV of total Proved reserves also increased to $3,233.7 million (2009 - $2,905.2 million).

HARVEST RESERVES SUMMARY

Harvest’s reserves for the year ended December 31, 2010 were evaluated in accordance with National Instrument 51-101 (“NI 51-101”) by the independent reserve evaluators McDaniel & Associates Consultants Ltd. (“McDaniel”) who evaluated approximately 20% and GLJ Petroleum Consultants Ltd. (“GLJ”) who evaluated approximately 80%. The complete reserves disclosure as required under NI 51-101, will be contained in Harvest’s 2010 Renewal Annual Information Form, to be filed on SEDAR on or before March 30, 2011.

HARVEST OPERATIONS
PRESS RELEASE	Page 2 of 5	February 28, 2011

The following tables summarize certain information contained in Harvest’s reserves report.

HARVEST RESERVES SUMMARY AS AT DECEMBER 31, 2010 – FORECAST PRICES AND COSTS

Gross(1)

		Light &		Associated &		Total Oil	Total Oil
		Medium		Non-	Natural Gas	Equivalent(3)	Equivalent(3)
	Bitumen	Crude Oil(5)	Heavy Crude	Associated	Liquids	2010	2009
Reserves Category	(mmbbl)	(mmbbl)	Oil (mmbbl)	Gas (Bcf)	(mmbbl)	(mmboe)	(mmboe)
Proved
Developed Producing	0	56.2	30.0	164.4	5.8	119.5	116.0
Developed Non-Producing	0	1.0	1.7	11.4	0.4	4.9	5.6
Undeveloped	93.6	11.2	3.6	27.0	0.6	113.5	18.7
Total Proved	93.6	68.4	35.4	202.8	6.8	237.9	140.3
Total Probable	165.6	25.6	15.9	80.3	2.8	223.3	59.2
Total Proved Plus Probable(4)	259.2	94.0	51.3	283.1	9.6	461.3	199.5

Net(2)

		Light &		Associated &
		Medium		Non-	Natural Gas	Total Oil	Total Oil
	Bitumen	Crude Oil(5)	Heavy Crude	Associated	Liquids	Equivalent(3)	Equivalent(3)
Reserves Category	(mmbbl)	(mmbbl)	Oil (mmbbl)	Gas (Bcf)	(mmbbl)	2010(mmboe)	2009(mmboe)
Proved
Developed Producing	0	50.3	26.6	144.9	4.3	105.4	102.5
Developed Non-Producing	0	0.8	1.4	10.1	0.3	4.1	4.6
Undeveloped	77.1	9.6	3.0	22.4	0.5	93.9	15.5
Total Proved	77.1	60.8	31.0	177.4	5.0	203.5	122.5
Total Probable	130.7	22.6	13.0	69.8	2.1	180.0	50.3
Total Proved Plus Probable(4)	207.8	83.4	44.0	247.2	7.1	383.5	172.9

Notes:

(1)	“Gross” reserves means the total working interest share of Harvest’s remaining recoverable reserves before deductions of royalties payable to others.
(2)	“Net” reserves means Harvest’s gross reserves less all royalties payable to others.
(3)

Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. Boes may be misleading, particularly if used in isolation. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(4)	Columns may not add due to rounding.
(5)

The reserves attributable to Harvest’s Hay River property, which is an area that produces medium gravity crude oil (average 24° API), are subject to a heavy oil royalty regime in British Columbia and would be required, under NI 51-101, to be classified as heavy oil for that reason. We have presented Hay River reserves as medium gravity crude in the following reserve tables as they would otherwise be classified in this fashion were it not for the lower rate royalty regime applied in British Columbia. If the Hay River reserves were included in the heavy crude oil category, it would increase the gross heavy oil reserves and reduce the light/medium oil reserves by the following amounts: PDP: 11.4 mmboe, Proved Undeveloped: 5.8 mmboe, Total Proved: 17.1 mmboe, Probable: 5.6 mmboe and P+P: 22.7 mmboe, and would increase the net heavy oil reserves and reduce the light/medium oil reserves by the following amounts: PDP: 9.9 mmboe, Proved Undeveloped: 4.8 mmboe, Total Proved: 14.8 mmboe, Probable: 4.9 mmboe, and P+P: 19.7 mmboe.

HARVEST NET PRESENT VALUE OF FUTURE NET REVENUE OF RESERVES AS AT DECEMBER 31, 2010:
FORECAST PRICES AND COSTS

Harvest’s crude oil, natural gas and natural gas liquids reserves were evaluated using McDaniel’s product price forecasts effective January 1, 2011 prior to provision for income taxes, interest, debt service charges and general and administrative expenses. Note that this presentation has been based on a before tax basis. When the tax measures announced on October 31, 2006 and passed into law in 2007 become enacted in 2011, the after tax values may differ from the pre-tax number presented herein. It should not be assumed that estimates of the discounted future net production revenue represent the fair market value of Harvest’s reserves.

HARVEST OPERATIONS
PRESS RELEASE	Page 3 of 5	February 28, 2011

AGGREGATE SUMMARY OF NET PRESENT VALUE OF FUTURE NET REVENUE OF RESERVES AS AT DECEMBER 31, 2010:

	0% Disc.	5% Disc.	10% Disc.	15% Disc.	20% Disc.
Reserves Category	($millions)	($millions)	($millions)	($millions)	($millions)
Proved
Developed Producing	$4,315.45	$3,152.61	$2,520.54	$2,117.93	$1,837.45
Developed Non-Producing	$159.73	$110.05	$83.64	$67.10	$55.73
Undeveloped	$2,597.86	$1,234.95	$629.51	$315.95	$133.93
Total Proved	$7,073.05	$4,497.62	$3,233.69	$2,500.98	$2,027.10
Total Probable	$6,826.41	$3,121.94	$1,654.98	$966.53	$599.95
Total Proved Plus Probable(1)	$13,899.45	$7,619.55	$4,888.67	$3,467.50	$2,627.06

Notes:
(1) Columns may not add due to rounding

MCDANIEL & ASSOCIATES CONSULTANTS LTD. JANUARY 1, 2011 PRICE FORECAST

A summary of the McDaniel price forecast as at January 1, 2011 that was used in the Harvest reserves evaluation is listed below. A complete listing of the price forecast is available on the McDaniel’s website at the following link http://www.mcdan.com/pricing_forecasts.html.

			Alberta Bow
		Edmonton	River			US/CAN
		Light Crude	Hardisty	Alberta	Alberta AECO	Exchange
	WTI Crude Oil	Oil	Crude Oil	Heavy Crude	Spot Price	Rate
Year	$US/bbl[1]	$C/bbl[2]	$C/bbl[3]	Oil $C/bbl[4]	$C/GJ	$US/$CAN
2011	85.0	84.2	72.8	66.7	4.25	0.975
2012	87.7	88.4	75.0	68.7	4.90	0.975
2013	90.5	91.8	75.1	68.6	5.40	0.975
2014	93.4	94.8	77.5	70.8	5.90	0.975
2015	96.3	97.7	80.0	73.0	6.35	0.975
2016	99.4	100.9	82.5	75.4	6.75	0.975
2017	101.4	102.9	84.2	76.9	7.10	0.975
2018	103.4	104.9	85.9	78.4	7.40	0.975
2019	105.4	107.0	87.5	80.0	7.60	0.975
2020	107.6	109.2	89.3	81.6	7.75	0.975
2021	109.7	111.3	91.1	83.2	7.85	0.975
2022	111.9	113.6	92.9	84.9	8.05	0.975
2023	114.1	115.8	94.7	86.6	8.20	0.975
2024	116.4	118.1	96.7	88.3	8.40	0.975
2025	118.8	120.6	98.6	90.1	8.50	0.975

Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	0.975

Notes:

(1) West Texas Intermediate at Cushing Oklahoma 40 degrees API/0.5% sulphur
(2) Edmonton Light Sweet 40 degrees API, 0.3% sulphur
(3) Bow River at Hardisty Alberta (Heavy stream)
(4) Heavy crude oil 12 degrees API at Hardisty Alberta (after deduction of blending costs to reach pipeline quality)

HARVEST OPERATIONS
PRESS RELEASE	Page 4 of 5	February 28, 2011

HARVEST 2010 RECONCILIATION TABLE – FORECAST PRICES AND COSTS

	TOTAL BARREL OF OIL EQUIVALENT (boe)
	Gross Proved	Gross Proved Plus Probable
FACTORS	(mmboe)	(mmboe)
December 31, 2009	140.3	199.5
Technical Revisions	3.8	(3.6)
Drilling Extensions	4.4	7.5
Infill Drilling	3.7	5.0
Improved Recovery	1.0	0.1
Acquisitions/Divestitures	102.6	270.7
Production	(17.9)	(17.9)
December 31, 2010(1)	237.9	461.3

Note:
(1) Columns may not add due to rounding.

Corporate Profile

Harvest, a wholly-owned subsidiary of KNOC, is a significant operator in Canada’s energy industry with an integrated structure with upstream (exploration, development and production of crude oil and natural gas) and downstream (refining and marketing of distillate, gasoline and fuel oil) segments. Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

Advisory

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risks and uncertainties. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices, interest rates and currency exchange rates; realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, statements made throughout with reference to production volumes, refinery throughput volumes, royalty rates, operating costs, commodity prices, administrative costs, price risk management activities, acquisitions and dispositions, capital spending, reserve estimates, access to credit facilities, income taxes, cash from operating activities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

HARVEST OPERATIONS
PRESS RELEASE	Page 5 of 5	February 28, 2011

Investor & Media Contacts:
John Zahary, President & CEO
Jeremy Dietz, Investor Relations

Corporate Head Office:

Harvest Operations
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca